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               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                  King World Productions, Inc.
                        (Name of Issuer)

             Common Stock, $0.01 par value per share
                 (Title of Class of Securities)

                            495667107
                         (CUSIP Number)

                      Marshall E. Eisenberg
                     Neal Gerber & Eisenberg
                     2 North LaSalle Street
                           Suite 2200
                     Chicago, Illinois 60602
                         (312) 269-8000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          April 2, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [   ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 5 Pages
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1.   NAME OF REPORTING PERSON

          Oprah G. Winfrey

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]     Each reporting person specifically disclaims
                    membership in a "group". See Item 4 for more details.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            1,395,000
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        1,395,000
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,395,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.64%, based upon the number of shares of the issuer's common stock outstanding on January 9, 1996 as disclosed in the issuer's Quarterly Report on Form 10-Q for the three months ended November 30, 1995

14.   TYPE OF REPORTING PERSON

          PN
                             Page 2 of 5 Pages
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1.   NAME OF REPORTING PERSON

          Jeffrey D. Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]     Each reporting person specifically disclaims
                    membership in a "group". See Item 4 for more details.

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

          OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            155,843
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        155,843
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          155,843

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]
          The aggregate amount set forth in row 11 excludes 843 shares of Common Stock (less than 0.01% of the shares of Common Stock) owned by an individual retirement account for the benefit of Mr. Jacobs' wife. See Items 3 and 5.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.42%, based upon the number of shares of the issuer's common stock outstanding on January 9, 1996 as disclosed in the issuer's Quarterly Report on Form 10-Q for the three months ended
          November 30, 1995

14.   TYPE OF REPORTING PERSON

          PN
                             Page 3 of 5 Pages
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ONLY THOSE ITEMS AMENDED AND REPORTED HEREIN

Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed to them in the Statement of Schedule 13D filed by the Reporting Persons.

Item 1.   Purpose of Transaction
          ----------------------

     The Reporting Persons are filing this Statement on Schedule 13D with the Securities and Exchange Commission because they may be deemed to be a "group" by virtue of Rule 13d-5(b) as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act"). However, each Reporting Person specifically disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Person and specifically disclaims membership in a "group" for purposes of Section 13(d) of the Act.


Item 3.   Source and Amount of Funds
          --------------------------


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     On March 28, 1996, (i) Ms. Winfrey and Mr. Jacobs entered into negotiated transactions relating to the sale of 405,000 shares of Common Stock and 45,000 shares of Common Stock, respectively, for a sales price of $39.00 per share and (ii) concurrently therewith Ms. Winfrey exercised her 1991 Options in part and acquired 405,000 shares of Common Stock and Mr. Jacobs exercised his 1991 Options in part and acquired 45,000 shares of Common Stock. The settlement of each of the transactions described in the preceding sentence occurred on April 2, 1996.

     As of the date hereof, Ms. Winfrey beneficially owns 1,395,000 shares of Common Stock, constituting approximately 3.64% of the total number of outstanding shares of Common Stock, and Mr. Jacobs beneficially owns 155,843 shares of Common Stock, constituting approximately 0.42% of the total number of outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Jacobs excludes 843 shares of Common Stock owned by an individual retirement account for the benefit of Mr. Jacobs' wife (less than 0.01% of the outstanding shares of Common Stock).

     Upon exercise of the Options, each Reporting Person will have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by such Reporting Person. During the past 60 days, neither of the Reporting Persons has effected any transactions in Common Stock except as otherwise described herein.

     As a result of the sales by the Reporting Persons of the shares of Common Stock described herein, on April 2, 1996, the Reporting Persons, in the aggregate, ceased to own more than 5% of the Common Stock.



                             Page 4 of 5 Pages
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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 1996

                               /s/ Oprah G. Winfrey
                                  Oprah G. Winfrey



                               /s/ Jeffrey D. Jacobs
                                  Jeffrey D. Jacobs











                             Page 5 of 5 Pages